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                           July 12, 2021

       Scott Sannes
       Chief Financial Officer
       Janus International Group, Inc.
       135 Janus International Blvd.
       Temple, GA 30179

                                                        Re: Janus International
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2021
                                                            File No. 333-257731

       Dear Mr. Sannes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charles
Eastman at (202) 551-3794 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing